Exhibit 99.1

Wallbox Announces Record First Quarter 2022 Financial Results

BARCELONA, SPAIN - May 11, 2022 - Wallbox (NYSE:WBX), a leading provider of electric vehicle (EV) charging and energy management solutions worldwide, today announced its financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Highlights:

•	Generated record revenues of approximately €28.3 million, an increase of 192% compared to the first quarter of 2021

•	Achieved gross margins of 41.4%

•	Sold approximately 51,000 chargers, an increase of more than 180% compared to the first quarter of 2021

•	Introduced Quasar 2, the next generation bi-directional DC charger for home and semi-public use, at CES 2022

•	Announced strategic partnerships with Napa Auto Parts, Polaris, City Electric, Best Buy Canada, and expanded our program with UBER to include both the US and Canada

•	Hired an additional 104 employees, reaching approximately 1,000 Walboxers globally

Executive Commentary

Enric Asuncion, CEO of Wallbox, said, “Despite a complicated geo-political backdrop and continued global supply chain disruptions, Wallbox continues to perform exceptionally well and exceeded expectations in the first quarter of 2022. I’m proud to share our record results which highlight our continued commitment to executing our business plan.

Mr. Asuncion continued, “Our strategy of providing the world with smart, beautiful devices that help us consume energy in a more intelligent way is resonating with our customers and is reflected in our financial results. Revenue growth in the first quarter of 2022 was 192% on a year-over-year basis, and gross margin of 41.4% surpassed even our own forecasts. The full year 2022 appears to be evolving for us as we had expected, and we’re excited to begin delivering new and innovative products to the market.”

Financial Outlook - Second Quarter and Full Year 2022

The following reflects the company’s expectations for select key financial metrics for the second quarter 2022.

•	Expects second quarter 2022 revenue to be in the range of €35 and €38 million, representing an approximate quarterly year-over-year growth rate between 100% and 115%

•	Expects gross margin of approximately 40%

Full year 2022

•	Continues to expect full-year 2022 revenue in the range of €175 and €205 million, representing an approximate annual year-over-year growth rate of between 145% and 190%

Conference Call Information

Wallbox NV will host a conference call to discuss the results and provide a business update at 8:00 AM Eastern Time today, May 11, 2022. The live audio webcast and presentation, along with supplemental information, will be accessible on Wallbox’s Investor Relations website at https://investors.wallbox.com/overview/default.aspx. A recording of the webcast will also be available following the conference call.

Wallbox Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s future financial results and management expectations. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “predict,” “potential,” “continue” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Wallbox’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to health pandemics including those of COVID-19; losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from the conflict between Russia and Ukraine; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; and other important factors discussed under the caption ““Risk Factors”” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine users’ relationship to the grid. Wallbox goes beyond electric vehicle charging to give users the power to control their consumption, save money, and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public and public use in more than 100 countries around the world. Founded in 2015 and headquartered in Barcelona, the company now employs approximately 1,000 people in its offices in Europe, Asia, and the Americas. For additional information, please visit www.wallbox.com.

Wallbox Public Relations Contact:

Elyce Behrsin

Public Relations

Press@wallbox.com

+34 622 513 358

Wallbox Investor Contact:

Matt Tractenberg

VP, Investor Relations

Matt.Tractenberg@wallbox.com

+1 404-574-1504

Source: Wallbox NV